Exhibit 99.1

iKang Announces Unaudited Financial Results for the First Quarter Ended June 30, 2016

BEIJING, August 31, 2016 (GLOBE NEWSWIRE) — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), the largest provider in China’s fast growing private preventive healthcare services market with a market share of 13.6% in terms of revenue in calendar year 2014, today announced its unaudited financial results for the first quarter ended June 30, 2016.

Fiscal First Quarter Ended June 30, 2016 Financial Highlights

•                  Net revenues were US$101.2 million, an increase of 17.3% year-over-year (an increase of 23.5% on RMB basis) (1)

•                  Gross profit was US$44.7 million, an increase of 6.1% year-over-year (an increase of 11.8% on RMB basis) (1)

•                  Net income attributable to the Company was US$2.1 million, a decrease of 80.6% year-over-year (a decrease of 79.6% on RMB basis) (1)

•                  Non-GAAP net income attributable to the Company(2) was US$2.6 million, a decrease of 77.1%  year-over-year (a decrease of 75.9% on RMB basis) (1)

•                  Basic and diluted income per ADS attributable to common shareholders were US$0.03 and US$0.03, respectively, as compared to US$0.16 and US$0.15, respectively, in the fiscal first quarter of 2015

•                  Non-GAAP basic and diluted income per ADS(3) attributable to common shareholders were US$0.04 and US$0.04, respectively, as compared to US$0.16 and US$0.16, respectively, in the fiscal first quarter of 2015

(1) RMB basis refers to the year on year comparison made on local currency — Chinese Renminbi basis.

(2) Non-GAAP net income attributable to the Company is defined as net income attributable to the Company excluding share-based compensation expenses. For more information on these non-GAAP financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

(3) Non-GAAP basic and diluted earnings per ADS is defined as non-GAAP net income divided by the weighted average number of basic and diluted ADS.

Mr. Lee Ligang Zhang, Chairman and Chief Executive Officer of iKang, commented on the results. “iKang recorded a solid performance in the fiscal first quarter of 2016, with overall revenue growth of 23.5% year-over-year. This increase, spread over a broader customer base, indicates a positive direction for the Company to expand as we continue to execute our strategic priorities of investing in sustainable, long term growth.”

“Over the past quarter, iKang has invested in a number of market initiatives to expand our geographical coverage and deepen market penetration in fast-growing tier two and three cities. Compared to June 30, 2015, we have added 19 new medical centers and expanded into seven new cities — Weihai, Weifang, Xi’an, Wuhu, Guiyang, Ningbo and Foshan — bringing our network to 92 medical centers as of August 31, 2016. We have also invested in new service offerings for our expanding network and remain focused on investing in the renovation, upgrade and ramping up of our acquired medical centers.”

Mr. Zhang concluded, “amid an economic slowdown, the management remains fully committed to executing our dual expansion strategy that aligns acquisitions and investments with a self-built model to advance network expansion. iKang will continue to leverage this initiative to capture the tremendous opportunities prevalent in the fast-growing Chinese private preventative healthcare services market while delivering profitable and sustainable business growth.”

FISCAL FIRST QUARTER ENDED JUNE 30, 2016 UNAUDITED FINANCIAL RESULTS

Net Revenues

Net revenues for the fiscal first quarter were US$101.2 million, representing a 17.3% increase from US$86.3 million in the same period of the last fiscal year. As of June 30, 2016, the number of self-owned medical centers totaled 90 compared to 73 as of June 30, 2015. In the quarter, the Company served approximately a total of 1,264,600 customer visits under both corporate and individual programs, representing an increase of 22.0% over the fiscal first quarter of 2015.

The table below sets forth a breakdown of net revenues:

(US$ million)	1st Fiscal Quarter Ended June 30, 2016	1st Fiscal Quarter Ended June 30, 2015	YoY % Change
Medical Examinations	85.0	72.0	18.0%
Disease Screening	7.3	5.5	32.4%
Dental Services	1.3	1.5	-17.7%
Other Services	7.6	7.3	6.3%
Total	101.2	86.3	17.3%

Medical Examinations: Net revenues for the quarter were US$85.0 million, representing an 18.0% increase from US$72.0 million in the same period of the last fiscal year, which was in line with the increase in the number of visits.

Disease Screening: Net revenues for the quarter were US$7.3 million, representing a 32.4% increase from US$5.5 million in the same period of the last fiscal year. Disease screening services refer to the additional services requested by individuals under the basic corporate medical examination programs as a result of individual needs.

Dental Services: Net revenues for the quarter were US$1.3 million, representing a 17.7% decrease from US$1.5 million in the same period of the last fiscal year.

Other Services: Net revenues for the quarter were US$7.6 million, representing a 6.3% increase from US$7.3 million in the same period of the last fiscal year.

Cost of Revenues

Cost of revenues for the quarter was US$56.5 million, representing a 28.0% increase from US$44.2 million in the same period of the last fiscal year.

Gross Profit and Gross Margin

Gross profit for the quarter was US$44.7 million, representing a 6.1% increase from US$42.1 million in the same period of the last fiscal year. Gross margin for the quarter was 44.2%, as compared to 48.8% in the first quarter of fiscal 2015. Gross margin was diluted mainly due to the addition of newly acquired medical centers which have lower gross margins, as they were still in their ramping up period.

Operating Expenses

Total operating expenses for the quarter were US$37.9 million, representing a 36.7% increase from US$27.7 million in the same period of the last fiscal year.

Selling and marketing expenses

Selling and marketing expenses for the quarter were US$18.3 million, accounting for 18.1% of total net revenues as compared to 16.3% in the same period of the last fiscal year. The increase was mainly in personnel cost as a result of the sales and marketing team expansion in both existing and new geographic areas.

General and administrative expenses

General and administrative expenses for the quarter were US$18.7 million, accounting for 18.5% of total net revenues as compared to 15.0% in the same period of the last fiscal year.  The increase was mainly in payroll and rental costs which were associated with our expansion into new geographic areas.  The professional service expenses relating to the “going private” process also contributed the increases.

Research and development expenses

Research and development expenses for the quarter were US$884,000, accounting for 0.9% of total net revenues as compared to 0.8% in the same period of the last fiscal year, which reflected our increasing investment in information technology infrastructure and mobile health app.

Income from Operations

Income from operations for the quarter was US$6.8 million, representing a 52.6% decrease from US$14.4 million in the same period of the last fiscal year. Excluding share-based compensation expenses of US$484,000 for this quarter and US$492,000 for the same quarter last year, non-GAAP income from operations for the quarter was US$7.3 million as compared to US$14.9 million, which reflected a decline of 50.9% as a result of diluted gross margin and an increase in operating expenses.

Net Income

Net income attributable to the Company for the quarter was US$2.1 million, representing a decrease of 80.6% from US$10.7 million for the same period in the last fiscal year.

Non-GAAP net income for the quarter was US$2.6 million, representing a decrease of 77.1% from US$11.2 million for the same period in fiscal 2015.

Basic and Diluted Earnings per ADS

Basic and diluted income per ADS attributable to common shareholders were US$0.03 and US$0.03, respectively, compared to basic and diluted income per ADS attributable to common shareholders of US$0.16 and US$0.15, respectively, in the same quarter of fiscal 2015.

Non-GAAP basic and diluted income per ADS attributable to common shareholders were US$0.04 and US$0.04, respectively, compared to basic and diluted income per ADS attributable  to common shareholders of US$0.16 and US$0.16, respectively, in the same quarter of fiscal 2015.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use non-GAAP operating income, non-GAAP net income and non-GAAP EBITDA as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

Reconciliation of non-GAAP operating income, non-GAAP net income and non-GAAP EBITDA to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP is set forth at the end of this release.

About iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc. is the largest provider in China’s fast growing private preventive healthcare services market, accounting for approximately 13.6% of market share in terms of revenue in calendar year 2014.

Through iKang’s integrated service platform and established nationwide network of medical centers and third-party service provider facilities, the Company provides comprehensive and high quality preventive healthcare solutions, including a wide range of medical examinations services and value-added services including disease screening and other services. iKang’s customers are primarily corporate customers who contract with the Company to provide medical examination services to their employees and clients, and pay for these services at pre-negotiated prices. iKang also directly markets its services to individual customers. In the fiscal year ended March 31, 2016, the Company served a total of 4.6 million customer visits under both corporate and individual programs.

As of August 31, 2016, iKang’s nationwide network consisted of 92(1) self-owned medical centers covering 27 of the most affluent cities in China, namely Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin, Changzhou, Wuhan, Changsha, Yantai, Yinchuan, Weihai, Weifang, Shenyang, Xi’an, Wuhu, Guiyang, Ningbo and Foshan as well as Hong Kong. The Company has also supplemented its self-owned medical center network by contracting with approximately 400 third-party service provider facilities in over 150 cities, which include select independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not have self-owned medical centers.

(1) Among the 92 self-owned medical centers, two medical centers are currently operated primarily by the minority shareholders of these medical centers or their parent company.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IR Contact:

iKang Healthcare Group, Inc.

Christy Xie

Director of Investor Relations

Tel: +86 10 5320 8599

Email: ir@ikang.com

Website: www.ikanggroup.com

FleishmanHillard

Email: ikang@fleishman.com

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share data and per share data)

(Unaudited)

	As of	As of
	March 31,	June 30,
	2016	2016

ASSETS
Current assets:
Cash and cash equivalents	$108,111	$62,067
Restricted cash	31,836	27,847
Term deposits	12,202	—
Accounts receivable, net of allowance for doubtful accounts of $14,329 and $14,874 as of March 31, 2016 and June 30, 2016, respectively	74,163	97,682
Inventories	4,015	4,236
Deferred tax assets-current	8,064	8,218
Amount due from a related party	4,653	5,488
Prepaid expenses and other current assets	62,659	65,132
Total current assets	$305,703	$270,670
Property and equipment, net	$130,170	$134,439
Acquired intangible assets, net	37,179	33,886
Goodwill	108,839	110,656
Long-term investments	200,108	194,565
Deferred tax assets-non-current	8,077	9,054
Rental deposit and other non-current assets	13,565	14,669
TOTAL ASSETS	$803,641	$767,939

LIABILITIES, MEZZANINE EQUITY AND EQUITY (DEFICIT)
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $22,685 and $24,873 as of March 31, 2016 and June 30, 2016, respectively)	$28,135	$30,467
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $41,319 and $38,897 as of March 31, 2016 and June 30, 2016, respectively)	47,404	47,797
Income tax payable (including income tax payable of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $7,386 and $5,655 as of March 31, 2016 and June 30, 2016, respectively)	8,216	6,932
Deferred revenues (including deferred revenues of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $52,210 and $53,169 as of March 31, 2016 and June 30, 2016, respectively)	61,881	63,765
Short term borrowings (including short term borrowings of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $53,364 and $30,769 as of March 31, 2016 and June 30, 2016, respectively)	53,364	30,769
Total current liabilities	$199,000	$179,730

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(In thousands of US dollars, except share data and per share data)

(Unaudited)

	As of	As of
	March 31,	June 30,
	2016	2016

Long-term borrowings (including long term borrowings of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of $229,467 and $226,170 as of March 31, 2016 and June 30, 2016, respectively)	229,467	226,170
Deferred tax liabilities-non-current (including deferred tax liabilities non-current of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $9,422 and $8,806 as of March 31, 2016 and June 30, 2015, respectively)	9,772	9,091
TOTAL LIABILITIES	$438,239	$414,991

Equity:
Total iKang Healthcare Group, Inc. shareholders’ equity	342,826	330,666
Non-controlling interests	22,576	22,282
TOTAL EQUITY	365,402	352,948
TOTAL LIABILITIES AND EQUITY	$803,641	$767,939

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share data and per share data)

(Unaudited)

	Three-month periods
	ended June 30,
	2015	2016

Net revenues	$86,297	$101,238
Cost of revenues	44,152	56,505
Gross profit	$42,145	$44,733
Operating expenses:
Selling and marketing expenses	$14,031	$18,301
General and administrative expenses	12,967	18,702
Research and development expenses	717	884
Total operating expenses	$27,715	$37,887
Income from operations	$14,430	$6,846
Interest expenses	(396)	(3,281)
Interest income	186	376
Income before income tax expenses and gain from equity method investments	$14,220	$3,941
Income tax expenses	3,783	985
Loss from equity method investments	—	(1,037)
Net income	$10,437	$1,919
Less: Net loss attributable to non-controlling interests	(225)	(147)
Net income attributable to iKang Healthcare Group, Inc.	$10,662	$2,066
Net income attributable to common shareholders of iKang Healthcare Group, Inc.	$10,662	$2,066

Net income per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	$0.31	$0.06
Diluted	$0.30	$0.06

Net income per ADS (one common share equals to two ADSs)
Basic	$0.16	$0.03
Diluted	$0.15	$0.03

Weighted average shares used in calculating net income per common share
Basic	34,361,539	33,955,067
Diluted	35,290,545	34,654,762

IKANG HEALTHCARE GROUP, INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(In thousands of US dollars, except share data and per share data)

(Unaudited)

	Three-month periods
	ended June 30,
	2015	2016

Income from operations	$14,430	$6,846
Add:
Share-based compensation expenses	492	484
Non-GAAP operating income	$14,922	$7,330

Net income attributable to iKang Healthcare Group, Inc.	$10,662	$2,066
Add:
Share-based compensation expenses	492	484
Non-GAAP net income	$11,154	$2,550

Income from operations	$14,430	$6,846
Add:
Depreciation and amortization	6,776	8,647
Share-based compensation expenses	492	484
Non-GAAP EBITDA	$21,698	$15,977

Non-GAAP net income attributable to common shareholders of iKang Healthcare Group, Inc.	$11,154	$2,550

Non-GAAP net income per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	$0.33	$0.08
Diluted	$0.32	$0.07

Non-GAAP net income per ADS (one common share equals to two ADSs)
Basic	$0.16	$0.04
Diluted	$0.16	$0.04